Exhibit 99.1

Institutional Digital Asset Infrastructure: Diversifying the DaaS and Neobank Stack Beyond EVM Majors

NEW YORK CITY, NY / ACCESS Newswire / April 3rd, 2026 / Black Titan Corporation (NASDAQ:BTTC)

Executive Summary

As the first quarter of 2026 concludes, the “DeFi-as-a-Service” (DaaS) and “Lending-as-a-Service” (LaaS) sectors are experiencing a horizontal expansion. While the Base/Morpho ecosystem previously dominated institutional narratives, recent weeks have seen global neobanks and payment processors aggressively diversifying their backend Web3 infrastructure. High-throughput alternative Layer-1s, permissioned subnets, and restaking primitives are now actively competing for the multi-trillion-dollar digital banking deposit base, signaling an end to the single-chain dominance in institutional DeFi.

1) Solana-Native LaaS: High-Frequency Settlement for LatAm Neobanks

The demand for low-latency, sub-cent settlement has driven major emerging-market digital banks toward the Solana ecosystem for backend lending operations.

●	Yield Abstraction: Market data this week indicates that two leading Latin American neobanks have initiated pilot programs utilizing Solana-native lending protocols (such as Kamino and Marginfi) via white-label API aggregators.
●	The “Dollarized Yield” Thesis: By routing local fiat deposits into USDC and deploying them into Solana’s hyper-liquid lending pools, these neobanks are generating 6-8% APYs. This LaaS integration allows them to offer inflation-resistant “Digital Dollar Savings” accounts to retail users without exposing the consumer to underlying protocol mechanics or network congestion risks typically associated with Ethereum L1.

2) Restaking-as-a-Service (RaaS): The Evolution of Fintech “Risk-Free” Rates

The proliferation of EigenLayer and Symbiotic has introduced a new yield primitive for the neobanking sector: Restaking.

●	Prime Broker Packaging: Institutional custodians (e.g., Anchorage Digital, BitGo) are now packaging “Liquid Restaking Tokens” (LRTs) into compliant, white-label DaaS APIs.
●	Margin Expansion: Traditional neobanks operating in low-interest-rate fiat environments are utilizing these RaaS APIs to capture Ethereum’s native staking yield plus Actively Validated Service (AVS) rewards. This creates a blended yield curve that significantly outpaces traditional sovereign debt, acting as a highly efficient customer acquisition tool for digital banks operating in the EMEA region.

3) Private Credit Distribution via Avalanche Evergreen Subnets

The LaaS narrative is expanding beyond over-collateralized crypto lending into tokenized private credit, utilizing permissioned blockchain architectures.

●	Retail Distribution of Institutional Debt: This week, a consortium of alternative asset managers announced the deployment of tokenized private credit funds on Avalanche’s Evergreen Subnets.
●	Neo-Bank Frontends: These subnets are equipped with built-in KYC/AML geofencing at the validator level. This allows European and Asian neobanks to plug directly into the subnet via DaaS gateways, offering their retail and SME clients fractionalized access to private credit yields (historically reserved for institutional LPs) with daily on-chain liquidity.

4) Payment Giants Transitioning to “Yield Routing” APIs

Global payment processors are evolving from pure stablecoin issuance to comprehensive DaaS provision.

●	Stablecoin Utility Expansion: Payment infrastructure leaders (analogous to Stripe or PayPal) are upgrading their stablecoin merchant APIs to include “Automated Yield Routing.”
●	B2B Neo-Banking Impact: This allows B2B neobanks and corporate treasury platforms to automatically sweep idle merchant stablecoin balances into whitelisted, over-collateralized lending protocols overnight. This effectively replicates the “sweep account” functionality of traditional corporate banking, entirely on-chain and programmatic.

Market Interpretation

First, the End of Protocol Monopolies: The DaaS market is fragmenting beneficially. While Ethereum L2s (Base, Arbitrum) remain the hub for structured institutional products and RWA integration, high-performance L1s (Solana, Aptos) are capturing the consumer-facing neobank market where transaction latency and micro-fee economics are paramount.

Second, Prime Brokers as “API Gateways”: Neobanks are demonstrating a clear reluctance to interact with smart contracts directly. Consequently, regulated custodians and prime brokers are capturing significant value by acting as the translation layer—absorbing the smart contract risk, performing the due diligence, and offering a clean fiat-to-yield API to the neobanks.

Third, The Convergence of Credit Markets: The integration of tokenized private credit into digital banking apps via LaaS rails indicates that the yield premium previously associated with “crypto risk” is being replaced by legitimate illiquidity and credit risk premiums sourced from the real economy.

Outlook

In the subsequent quarter, we project:

1.	Rise of “Yield Aggregator” Fintechs: We anticipate the emergence of Web2-native middleware companies functioning similarly to Plaid, but designed specifically to route neobank deposits across various LaaS protocols based on real-time risk-adjusted return metrics.
2.	Regulatory Bifurcation: Regulators will likely begin scrutinizing the difference between “Lending-as-a-Service” (backed by over-collateralized digital assets) and “Restaking-as-a-Service” (backed by protocol slashing risk), potentially leading to distinct capital reserve requirements for neobanks offering these products.
3.	Cross-Chain Standardization: The friction of managing liquidity across isolated L1s and subnets will accelerate institutional adoption of interoperability protocols (e.g., CCIP, Wormhole) as core backend infrastructure for global digital banks.

About Black Titan Corp (NASDAQ: BTTC) Black Titan Corp is a recent digital asset technology company focusing on the DAT+ strategy, utilizing its corporate balance sheet to support, govern, and provide liquidity to decentralized protocols. For more information, please visit https://www.blacktitancorp.com/ttdat.html.

This research note is provided for informational purposes only and does not constitute investment advice, legal counsel, or a solicitation to buy or sell any financial instruments. Digital assets involve significant risk, including smart contract vulnerability and regulatory shifts.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and assumptions that are subject to change. Actual results may differ materially from those anticipated in the forward-looking statements. Forward-looking statements are subject to numerous risks and uncertainties that may cause actual results to differ materially from those expressed or implied, including market volatility, regulatory developments. The Company undertakes no obligation to update or revise any forward-looking statements except as required by law.

Media & Investor Contact

Czhang Lin

Co-Chief Executive Officer

contact-us@blacktitancorp.com